

INVEST IN **PRO FOOTBALL SOCCER ENTERPRISE**

Multi Club Network, 4 Pro Soccer Clubs 3/4 Countries. 40+ Foreign Roster Spots, Champions League

San Diego, CA

Highlights

1. 40+ Foreign Roster Spots allowing us to identify + bring to our Clubs players from around the world

2 Dennis Lukens signed Chris Wondolowski to his 1st Pro Contract when he was a complete unknown

3 2023 World Transfer Market $7.3 Billion in transfers. 2 players sold more than $130 million each

4 European Director sent 66 players to Professional Soccer l/Football Leagues.

5 Be a part owner Clubs that could play in the UEFA or CONCACAF Champions League

6 Sponsorships, stadium naming, concessions revenue, data derived from purchases all added revenue

7 Owning or Leasing our Stadium real estate we will get revenue from entertainment concerts etc,

8 Our Lead Investor has a long successful career in producing and promoting large events and concerts

Featured Investor



Bill Winn
Invested $100,000 ⓘ

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Syndicate Lead
Audio engineer and Production Manager for Music. TV audio engineer

"When I say Dennis Lukens is "legit crazy" it's an accurate description! He was motocross champion in his younger days, so yeah ... crazy!

Dennis was my roommate at Springfield College for several years. In that time I

Dennis was my roommate at Springfield College for several years. In that time I was a witness to the foundational growth and the true character of a young man evolving into the man he is today. He wore a t-shirt that said " We eat, sleep, ride, talk, breathe, dream, live and love motorcycles" his passion for soccer exceed that level of commitment.

Over a 40 year coaching career Dennis has inspired hundreds of soccer players all over the world. He has attained the top level FIFA coaching certification, and taken Springfield College"s mantra " Spirit, Mind and Body" to the far reaches of...

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Our Team



Dennis Robert Lukens President/CEO + Director of Irish Club Operations

UEFA Pro License 1st American to Coach Pro Soccer in Ukraine. Signed an unknown Chris Wondolowski to his 1st Pro Contract, he became All Time Leading Goal Scorer MLS History. Mr. Lukens has sent multiple young players to the MLS and Big European Clubs.

I have been in Soccer all of my professional life. Recently, I escaped the War in Ukraine losing my house, my car and all my belongings. I needed to start over and realized I was in discussions with 3 Pro Soccer Clubs. I can buy them all and form a group similar to Man City worth 3 billion + Red Bulls at 1 billion. What will we be worth in 5 years?



Jamie Fullarton VP + Director of European Operations

DIRECTOR OF EMERGING TALENT + HEAD SCOUT - CRYSTAL PALACE of English Premier League. Played for Crystal Palace in the English Premier League. Directly Coached and Placed 63 players in the various levels of the Professional Football pyramid.



Leonard Oshiyemi African Head Scout

20 years experience Coaching in Canada, America + Nigeria. Coached Rush Canada FC + Coaching Director for Boston Storm FC in 2018. Currently Head Coach City of David Sports School Lagos Nigeria. Close friend and trusted colleague to Dennis Lukens



Earl Jean Director of Caribbean/Trinidad Operations

Past Head Coach W Connection Trinidad Pro League. With W Connection when Kenwyne Jones was discovered + sold for $10 million. One of the greatest players in History of Saint Lucia. Played Pro Soccer, Portugal, England, Trinidad, Scotland + China.



Artem Vyderko Director of Youth Development

Academy Director Academy Director FC Chernomorets,

Entering a $7.3 Billion 2023 Transfer/Sales Market

We aim to initially buy 4 Professional Football/Soccer Clubs and forming a Multi Club network with 40 Foreign Roster Spots to fill with 40+ Young players with potential from around the World.

The City Football Group is one of many Groups that has lead the way with Multi Club Networks. They now have a valuation of $5.9 Billion with ownership of 13 Clubs. In 2022 their valuation was Billions of Dollars lower.

The Market we are entering is the Football/Soccer World Transfer Market. The 2023 Transfer Market $7.3 BILLION in fees were paid to acquire/buy players.

In the Summer Transfer Market 2023, one player was transferred/sold for $144 million. Another player sold for $132 million. These numbers are astronomical compared to 10 years ago.

Our Team has a wealth of experience and success in the development and movement of players to other bigger Clubs through the Transfer market.

With 40+ foreign roster spots with our Management Team's track record, experience and success in the development and movement of young players to bigger clubs we can expect to sell/transfer players for Millions of Dollars.

We are aiming to buy 4 Clubs in the 1st, 2nd and 3rd Divisions for a fraction of the cost spent by Companies such as City Football Group and Red Bulls. However, by owning FIFA Professional Football/Soccer Clubs we have all the rights and privileges as any Club in World. The same rights and privileges as Manchester United, Manchester City, Barcelona or Bayern Munich.

With our 4 Clubs we have targeted to buy we have 40+ foreign roster spots that we will fill using our knowledge, ability and connections to identify, train, develop and then transfer/sell young players from around the world with potential.

These transfers/sales could bring millions of dollars into our company and potentially provide a significant return on any investment (these are projections and cannot be guaranteed).

As FIFA sanctioned Professional Clubs we have all the same rights and privileges as the biggest Clubs in the World. The same rights as Barcelona, Manchester City, Manchester United and Bayern Munich.

We also can prepare, sign and sell players for millions dollars (amount not guaranteed). We can own our Stadiums and training grounds. We can sell Replica Jersey, we can Live Stream and offer online betting, in addition to our Matches we can hold concerts and other events in our Stadiums.

Come invest in our Company as we form a Multi Club Network using City Football Group and the Red Bull Group as a model but do it at a fraction of the cost with the aim of earning profit as well as significant growth in the value of our company. And have fun doing it. *

We will get to watch our Multiple FIFA Professional clubs play and compete as well as watch our Young Players that we identify, sign, develop and then transfer to bigger Clubs reach their goals and heights that they could only dream of.

Our young players will play at the highest levels of Soccer/Football in the World, they will have income and a life that few people are able to obtain. It's a Win, Win, Win for our Company, our Investors and our young Football Players that we find from around the World.

These future projections are not guaranteed.

Projections in the attached documents are not guaranteed.

   

WE WILL OWN 4+ CLUBS + PARTICIPATE IN THE WORLD TRANSFER MARKET WHICH WAS $7.3 BILLION IN 2023 OF PLAYERS SOLD/TRANSFERRED

WE MODEL OURSELVES AFTER MAN CITY GROUP AND RED BULLS

HOWEVER, WE WILL TARGET SMALLER COUNTRY'S FIFA PRO LEAGUES

WHICH HAVE ALL THE SAME RIGHTS AND PRIVLIGES AS THE BIGGEST FIFA PRO CLUBS/LEAGUES

MAN CITY GROUP IS WORTH $5.9 BILLION. IN ADDITION TO SIGNIFANT INCOME FROM PLAYERS SALES WE PLAN AND EXPECT LARGE INCREASE IN OUR COMPANY'S VALUE



FC RED BULL SALZBURG
RED BULLS NEW YORK
RED BULLS LEIPZIG
RED BULL BRASIL FC



MANCHESTER CITY FC'S GLOBAL REACH
MANCHESTER CITY FC
NEW YORK CITY FC
GIRONA FC
SICHUAN JIUNIU
YOKOHAMA F MARINOS
MUMBAI CITY FC
CLUB ATLÉTICO TORQUE
MELBOURNE CITY FC

The above slide contains projections which cannot be guaranteed.

$318,000,000 INCOME FC SALZBERG TRANSFERS THE LAST 4 YEARS

$7.3 BILLION IN TRANSFER FEES IN THE WORLD 2023 TRANSFER MARKET

FC SALZBERG SOLD American Brenden Aaronson $29.5 million Karim Adeyemi $22.2 IN SUMMER TRANSFER WINDOW 2022





WE PROJECT SIGNIFICAT ANNUAL PROFIT OVER 5 YEARS TO PAY PROJECTED SIGNIFICANT RETURNS TO INVESTORS

WE WILL HAVE ALL THE RIGHTS + PRIVILEGES OF FC SALZBERG OR ANY OTHER FIFA

RECOGNIZED PROFESSIONAL CLUB. WE WILL HAVE THE RIGHT TO TRANSFER

PLAYERS AND RECEIVE TRANSFER FEES AND PLAY IN THE UEFA CHAMPIONS LEAGUE AND CONCACAF CHAMPIONS LEAGUE

The above slide contains projections which cannot be guaranteed.

INVEST IN PRO FOOTBALL SOCCER ENTERPRISE INC. AND HAVE
A CHANCE TO PARTICIPATE IN POTENTIALLY MILLIONS OF DOLLARS OF PROFITS
THE MULTI BILLION DOLLAR WORLD FOOTBALL TRANSFER MARKET



IN ADDITION TO A SIGNIFICANT RETURN ON YOUR INVESTMENT

YOU WILL BE A CLUB OWNER WITH VIP SEATING, INTERACTION AND INVOLVEMENT WITH CLUB HEAD COACH, SPORTING DIRECTOR AND PLAYERS

WE PROJECT SIGNIFCANT ANNUAL PROFIT OF 5 YEARS
TO PAY PROJECTED SIGNIFICANT RETURNS TO INVESTORS

WE WILL HAVE ALL THE RIGHTS ANY FIFA PROFESSIONAL CLUB

WE WILL HAVE THE RIGHT TO TRANSFER PLAYERS AND RECEIVE TRANSFER FEES THAT COULD BE MILLIONS OF DOLLARS.
OUR CLUBS WILL BE ABLE TO PLAY IN THE CONCACAF AND UEFA EUROPA/CHAMPIONS LEAGUE

TO OWN OUR STADIUMS AND TRAINING GROUNDS TO HOLD EVENTS AND CONCERTS IN OUR STADIUMS TO LIVE STREAM OUR GAMES WORLD WIDE

The above slide contains projections which cannot be guaranteed.

WE WILL OWN 4+ CLUBS + BRING IN TALENTED PLAYERS FROM AROUND THE WORLD. WE WILL HAVE <u>40+ FOREIGN ROSTER SPOTS</u>

JUST LIKE MAN CITY AND RED BULLS WE WILL IDENTIFY + DEVELOP YOUNG PLAYERS. WE WILL BUILD ELITE YOUTH ACADEMIES WITH EACH CLUB

WE HAVE THE EXPERIENCE AND KNOWLEDGE TO DEVELOP PLAYERS

DEVELOPING ELITE YOUTH ACADEMIES GIVING YOUNG PLAYERS AND OPPORTUNITY AND BEING A POSITIVE INFLUENCE IN THEIR LIVES AND THE COMMUNITIES WHERE THEY LIVE

PRO FOOTBALL SOCCER ENTERPRISE, INC.

   

The above slide contains projections which cannot be guaranteed.

EXPERIENCE AND SUCCESS DEVELOPING PLAYERS

<u>President Dennis Lukens</u> signed Chris Wondolowski to his first Professional Contract when he was a complete unknown. Mr. Lukens was President of the California Cougars MISL.

Nobody had heard of Chris Wondolowski and Mr. Lukens identified him, trained him and signed him when nobody else knew who he was. 177 Goals Scored in MLS.

<u>Chris Wondolowski - the ALL Time Leading Goal Scorer in Major League Soccer History.</u>





Chris Wondolowski has scored 171 goals and recorded 42 assists in his 416-game career with the California Cougars, San Jose Earthquakes and Houston Dynamo. He began playing during the 2005 season and has taken the field during the 2021 campaign.






San Jose Earthquakes   California Cougars   Houston Dynamo

EXPERIENCE AND SUCCESS DEVELOPING PLAYER

Coach Lukens successfully brought multiple players from Africa to Europe.

U17 National Team Player David Engola was brought to Ukraine by Mr. Lukens signed with Ukrainian Premier League Club Olympic Donesk.

U17 National Team player Ayinde Kehinde was brought over to Ukraine by Mr. Lukens, signed a contract and then went onto Lithuania where he was the Leading Goal Scorer of the 1st Division

Mr. Lukens will oversee the Company and Ireland operation








EXPERIENCE AND SUCCESS DEVELOPING PLAYER

Coach Lukens successfully made offers U17 to National Team Player

#14 Ibe Tobechukwu + #5 Lukman Zakari to come to Ukraine

Lukman Zarskti went onto play for Real Beatis of the La Ligia in Spain

The Team Photo below are all 3 players playing for the Nigerian U17 National Team

Victor Osimhen Number #9. Mr. Lukens made an offer but ultimately Osimhen did not come to Ukraine.

Victor Osimhen's market Value Today is 120-434 million Euros. ½ A Billion Euros!!!



transfer markt
.us
#9 Victor Osimhen
SSC Napoli
Serie A
Date of birth/Age: Dec 29, 1998 (24)
Citizenship: Nigeria
Height: 1,86 m
Position: Centre-Forward
Current international: Nigeria
imago images
€120.00m

Victor Osimhen to Chelsea transfer: January move, £434m asking price, Liverpool interest

PARTNER/VICE PRESIDENT - JAMIE FULLERTON PLAYED FOR CRYSTAL PALACE IN THE ENGLISH PREMIER LEAGUE AND IS CURRENTLY DIRECTOR OF EMERGING TALENT FOR CRYSTAL PALACE
EXPERIENCE AND SUCCESS IN THE DEVELOPMENT OF PLAYERS

JAMIE FULLERTON HAS DIRECTLY COACHED AND PLACED 63 PLAYERS GLOBALLY AT VARIOUS LEVELS IN THE PROFESSIONAL PYAMIND





GETTY IMAGES

NOTTS COUNTY FC



REX FEATURES

WE ARE HAPPY TO DISCLOSE THE AGREEMENTS IN PLACE, THE NAMES + COSTS OF THE CLUBS WE WILL PURCHASE IN IRELAND, BELIZE, TRINIDAD + MEXICO

WE ARE READY AND WILLING TO SHARE FINANICAL PROJECTS OVER THE NEXT 5 YEARS SHOWING SIGNIFICANT 7 FIGURE PROFITS

ADDITIONALLY, WE ARE IN EARLY DISCUSSIONS WITH FIFA PRO CLUBS TO PURCHASE IN GREECE, SWITZERLAND, NORTHERN IRELAND AND BELGIUM AND AN TOP TIER AMATEUR CLUB IN ENGLAND'S NORTHER CONFERENCE LEAGUE

SUPER LEAGUE GREECE

Jupiler Pro League

RAIFFEISEN SUPER LEAGUE

Ebac NORTHERN LEAGUE FOUNDED 1889

nifl NORTHERN IRELAND FOOTBALL LEAGUE











The above slide contains projections which cannot be guaranteed.

EXPERIENCE AND SUCCESS IN THE DEVELOPMENT OF PLAYERS

Earl Jean Our Caribbean Director
was part of the Trinidad + Tobago Club the W Connection that developed and transferred
Kenwyne Jones for total of 20 million Euros over his Career

Kenwyne Jones was discovered as a 15 year old youth player in a Village in the Hills of
Trinidad and Tobago by the W Connection




DIRECTOR OF OUR CARIBBEAN OPERATION IS EARL JEAN

COACH JEAN PREVIOUSLY COACHED THE BIGGEST CLUB IN
TT PRO LEAGUE – THE W CONNECTION

EARL JEAN IS CONSIDERED ONE OF THE GREATEST PLAYERS IN THE
HISTORY OF SAINT LUCIA

SCORING 122 GOALS FOR CLUBS IN ENGLAND, PORTUGAL, CHINA AND TRINIDAD





EXPERIENCE AND SUCCESS IN THE DEVELOPMENT OF PLAYERS

Pro Football Soccer Enterprise, Inc. Youth Director Artem Vyderko

- Past Assistant Youth Director Shakhtar Donetsk Ukraine Premier League
- Past Director of Youth Development Odessa Chernomorets Ukraine Premier League
- Past Deputy CEO + Head of Youth Development PAFOS FC LTD





WE HAVE AN AGREEMENT TO BUY A
3rd TIER FIFA PRO MEXICAN CLUB
We operate Full Youth Academy Set up with Living Facilities
To prepare Mexican Youth Players +International Youth Players

We will have same rights and privileges as any FIFA
Professional Club – 9 FOREIGN ROSTER SPOTS

Professional Club - 9 FOREIGN ROSTER SPOTS
We can and will develop and transfer players Worldwide
Live Stream Games
Hold Concerts and Events in our Stadium



WE HAVE AN AGREEMENT TO BUY A CLUB IN FIFA SACTIONED
PROFESSIONAL PREMIER LEAGUE OF BELIZE
We will compete at the highest level in the CARIBBEAN AND
CONCACAF
THE SAME RIGHTS AND PRIVILEGES AS A $400 MILLION MLS CLUB

WE CAN SIGN, DEVELOP AND TRANSFER PLAYERS
WE CAN BUY REAL ESTATE AND BUILD A STADIUM
WE CAN LIVE STREAM OUR GAMES WORLD WIDE

A FOOTBALL CLUB THAT WILL HAVE 9 FOREIGN ROSTER SPOTS.

WE WILL DEVELOP LOCAL PLAYERS AND INTERNATIONAL PLAYERS
FOR THE TRANSFER MARKET AND TO PLAY FOR OUR CLUB



The above slide contains projections which cannot be guaranteed.

WE ARE IN ADVANCED DISCUSSSIONS TO BUY A TRINIDAD AND TOBAGO CLUB IN THE FIFA PRO TT PREMIER FOOTBALL LEAGUE

18 FOREIGN ROSTER SPOTS
RIGHT TO PARTICIPATE IN THE CONCACAF CHAMPIONS LEAGUE

ALL THE RIGHTS AND PRIVILEGES AS A $400 MILLION MLS CLUB
TRANSFER OF PLAYERS, OWN OUR STADIUM LIVE GAMES STREAM WORLD WIDE

A CLUB WITH FULL YOUTH ACADEMY STRUCTURE WITH COMPLETE PROFESSIONAL COACHING STAFF TO PREPARE YOUNG PLAYERS FOR OUR CLUB AND POSSIBLE TRANSFER



We have an agreement to buy a League of Ireland Club
A Soccer/Football Club that could play in
UEFA CHAMPIONS LEAGUE AND/OR UEFA EUROPA
LEAGUE – LOI IS A FIFA PRO LEAGUE

ALL THE SAME RIGHTS AND PRIVLIGES AS ANY UEFA CLUB

Player transfers, Live Streaming, Owning Real Estate/Stadium
Holding Concerts and Events in our Stadium

PROMOTION FROM IRELAND 2nd TIER TO PREMIER 1st TIER
18 FOREIGN ROSTER SPOTS
FULL YOUTH ACADEMY SET UP


